News Release

CIBC declares dividends

Toronto, ON – Dec. 5, 2013 – CIBC (TSX: CM; NYSE: CM) announced today that its board of directors declared a dividend of 96 cents per share on common shares for the quarter ending January 31, 2014 payable on January 28, 2014 to shareholders of record at the close of business on December 27, 2013.

Class A Preferred Shares

The board of directors also declared the following dividends per share:

For the quarter ending January 31, 2014 payable on January 28, 2014 to shareholders of record at the close of business on December 27, 2013:

Series 26 - $0.359375

Series 27 - $0.350000

Series 29 - $0.337500

Series 33 - $0.334375

Series 35 - $0.406250

Series 37 - $0.406250

For further information:  Mary Lou Frazer, Senior Director, Communications and Public Affairs, 416-980-4111 or Geoff Weiss, Senior Vice-President, Planning, Analysis and Investor Relations, 416-980-5093.